Peoples Financial Corporation
P. O. Box 529
Biloxi, MS 39533-0529
August 17, 2010
William C-L Friar
Senior Financial Analyst
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
RE:	Peoples Financial Corporation Form 10-K for Fiscal Year Ended December 31, 2009 Form 10-Q for Fiscal Quarter Ended March 31, 2010 File No. 001-12103
Dear Mr. Friar:
Peoples Financial Corporation (the “Company”) is in receipt of your correspondence dated August 5, 2010. We have carefully reviewed your comments and the applicable regulations and are pleased to provide the following responses to your inquiries:
Form 10-K for Fiscal Year Ended December 31, 2009
Item 11 Executive Compensation, page 35
General
1. We note your response to comment 4 in our letter dated June 25, 2010. Please provide us with proposed revised disclosure using 2009 compensation information.
Response:
Our proposed revised disclosure using 2009 compensation information is attached as Exhibit A. Please note that the Company did not award any benefits under its non-equity incentive plan in 2009 and the Company does not have an equity incentive plan.
Compensation Discussion and Analysis, page 9 of Definitive Proxy Statement on Schedule 14A
Salaries, page 10 of Definitive Proxy Statement on Schedule 14A

2. We note your response to comment 5 in our letter dated June 25, 2010. In particular, we note your representation that the component companies that make up the MBA and the BAI surveys are confidential and cannot be disclosed in your public filings. Please tell us how omission of the peer group companies is consistent with your disclosure obligation under Item 402(b)(2)(xiv) of Regulation S-K. Please also identify the authority upon which you are relying to omit disclosure of the peer group companies.
Response:
The Company is unable to disclose the component companies that make up the MBA and the BAI surveys because this information is unknown to us. This is confidential information which is known to the survey sponsors only. Although we do not know the component companies, the Company’s Compensation Committee believes that the surveys are a helpful resource in establishing executive compensation.
Item 15, Exhibits and Financial Statement Schedules, page 35
Exhibit 13
Management’s Discussion and Analysis
Critical Accounting Policies, page 1
3. We note your response to comment 8 in our letter dated June 25, 2010. Please provide us with the proposed disclosure that you intend to include in your future filings.
Response:
The proposed disclosure is attached hereto as Exhibit B. This disclosure was incorporated into our Form 10-Q for the fiscal quarter ended June 30, 2010.
Financial Statements
Note C – Loans page 18
4. We note your response and proposed disclosures to comment 11 in our letter dated June 25, 2010. Please address the following and provide us with your proposed disclosures.
a. Further revise your disclosure to address your specific policy for obtaining both initial independent appraisals and updated appraisals for loans. Clearly identify the triggers for getting an appraisal. If you do not have a documented policy for obtaining initial and/or updated appraisals, please clarify that fact.

Response:
The Company has a Real Estate Appraisal Policy (the “Policy”) which is in compliance with the guidelines set forth in the “Interagency Appraisal and Evaluation Guidelines” which implement Title XI of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”). The Policy further requires that appraisals be in writing and conform to the Uniform Standards of Professional Appraisal Practice (“USPAP”). An appraisal prepared by a state-licensed or state-certified appraiser is required on all new loans secured by real estate in excess of $250,000. Loans secured by real estate in an amount of $250,000 or less, or that qualify for an exemption under FIRREA, must have a summary appraisal report or in-house evaluation, depending on the facts and circumstances. Through the loan review process, suspected deterioration or downgrade of a loan might indicate that a new appraisal is needed. A decline in the credit quality of a loan is the primary indicator for the need of an updated appraisal on the related collateral.
Our proposed revised disclosure is attached as Exhibit C.
b. You state that in evaluating the necessity for obtaining updated appraisals you consider such factors as “the condition of the property, time, volatility of the local market and loan to value issues.” Please explain in more detail how each of these factors impacts your determination of whether an updated appraisal is required. For example, with regard to the age of the original appraisal, do you have a specific time period (e.g., 3 months, 6 months, 1 year) during which you believe that the information contained in the original appraisal is reflective of current market conditions?
Response:
Appraisals are generally considered to be valid for a period of at least twelve months. However, appraisals that are less than 12 months old may need to be adjusted. The factors considered by Management in determining the necessity of obtaining an updated appraisal are noted in our response to Item 4 (a) above.
Our proposed revised disclosure is attached as Exhibit C.
c. You state that the factors considered in the valuation may include the estimated sales value based on your plans for disposition which could result in adjustment to the collateral value estimates indicated in the appraisal. It appears that these are adjustments you make after you receive the valuation from the independent appraiser. In order to clarify that fact, please revise your disclosure to clearly state whether you make any upward adjustments to valuations received from third party appraisers. If so, please describe the type of adjustments and quantify the number of adjustments made, the magnitude of the adjustments to the impaired loan portfolio and provide any other quantification of such adjustments that you believe would be helpful for us to better understand the magnitude and nature of such adjustments, as well as helpful in providing greater transparency to investors.

Response:
Any adjustments we make to appraisals are to discount their value. No upward adjustments have been made to appraised value of collateral relating to our impaired loan portfolio.
Our proposed revised disclosure is attached as Exhibit C.
d. Revise your disclosure to provide a more detailed explanation regarding the discounts that you apply to impaired loans with appraisals that are more than one year old. Specifically address how you determined an adjustment of 20% to 35% was appropriate. In this regard, tell us if you perform your own analysis of market comparables based on more recent data and how this is factored into your valuation. Indentify how values are selected within that range of 20% to 35%.
Response:
Management has determined that appraisals on impaired loans should be discounted to record the fair value of collateral. The discounts applied to those appraisals are the same as the loan to value percentages specified in the Company’s Loan Policy for new loans, supported by Management’s experience. Loan to value percentages are from 65% on unimproved real estate (a 35% discount), 70% — 75% on improved residential and commercial real estate (a 25% — 30% discount) and 80% on improved owner occupied residential real estate (a 20% discount). Every appraisal is discounted, as the Company does not make loans where the loan to value is 100%.
Our proposed revised disclosure is attached as Exhibit C.
e. Revise your disclosure to address how you consider whether collateral with an appraised value less than 12 months old may need to be adjusted. For example, discuss how you evaluate general deterioration in the marketplace over the last 12 months. Disclose the type and amount of adjustments, as appropriate.
Response:
The factors considered by Management in determining the necessity of obtaining an updated appraisal are noted in our response to Item 4 (a) and (d) above.
Our proposed revised disclosure is attached as Exhibit C.
f. In instances where current valuations of the collateral underlying impaired loans are not available, tell us how known depreciation in the collateral values of similar properties is factored into your impairment analysis. For example, if you receive an updated appraisal on a similar property that reflects deterioration in the market value of that property, do you make adjustments to the collateral values of other properties in the same area to reflect the market deterioration?

Response:
Our proposed revised disclosure is attached as Exhibit C.
5. It appears from your disclosure on page 19 that all of your impaired loans are evaluated for a specific reserve as of period end, and that the related specific reserve for loan losses represented approximately 8.6% and 24.0% at December 31, 2009 and 2008 respectively. We also note that this ratio was approximately 9.4% at March 31, 2010. Please address the following with respect to your charge-off and reserve policies related to impaired loans and please provide us with your proposed disclosures.
a. Revise your disclosure in future filings to clarify the amount of impaired loans with a related specific reserve and the amount of impaired loans without a related specific reserve.
Response:
We confirm that future filings will clarify the amount of impaired loans with a related specific reserve and the amount of impaired loans without a related specific reserve. This proposed disclosure is included in Exhibit D which is attached hereto.
b. Disclose in future filings your policy related to charge-offs on impaired loans, including whether you record partial charge-offs on impaired loans. In your disclosure, describe the specific events or triggers that cause you to record charge-offs.
Response:
We confirm that future filings will disclose our policy relating to charge-offs on impaired loans, including whether we record partial charge-offs on impaired loans, and describing the specific events or triggers that cause us to record charge-offs. This proposed disclosure is included in Exhibit D which is attached hereto.
c. Revise your disclosure in future filings to more thoroughly explain the reason(s) for the significant decrease in the ratio of your specific reserve for loan losses to impaired loans between 2008 and 2009.
Response:
We confirm that future filings will disclose the reason(s) for the significant decrease in the ratio of our specific reserve for loan losses on impaired loans between 2008 and 2009. This proposed disclosure is included in Exhibit D which is attached hereto.

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company strives to be fully compliant with all applicable laws and regulations and will take the necessary steps to address the issues you have noted. I trust that you will find our responses to be satisfactory. Should you need additional information or further response or action from us, please do not hesitate to contact me or Lauri Wood, the Company’s chief financial officer, at 228-435-8205.

Sincerely yours,
/s/ Chevis C. Swetman
Chevis C. Swetman
Chairman, President and Chief Executive Officer

Exhibits

Exhibit A: Grants of Plan-Based Awards for 2009

								All Other	All Other		Grant
								Stock	Option	Exercise	Date
								Awards:	Awards:	or Base	Fair
								Number	Number of	Price	Value of
		Estimated Future Payouts Under			Estimated Future Payouts Under			of Shares	Securities	of	Stock and
	Grant	Non-Equity Incentive Plan Awards			Equity Incentive Plan Awards			of Stock	Underlying	Option	Option
Name	Date	Threshold	Target	Maximum	Threshold	Target	Maximum	or Units	Options	Awards:	Awards

Chevis C. Swetman		$	$	$	$	$	$		$	$	$
President and Chief Executive Officer

Lauri A. Wood Chief Financial Officer

A. Wes Fulmer Executive Vice President

Jeannette E. Romero Second Vice President

Robert M. Tucei Vice President

Exhibit B: Revised Disclosure of Critical Accounting Policies
Critical Accounting Policies
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company evaluates these estimates and assumptions on an on-going basis using historical experience and other factors, including the current economic environment. We adjust such estimates and assumptions when facts and circumstances dictate. Certain critical accounting policies affect the more significant estimates and assumptions used in the preparation of the consolidated financial statements.
Allowance for loan losses:
The Company’s most critical accounting policy relates to its allowance for loan losses (“ALL”), which reflects the estimated losses resulting from the inability of its borrowers to make loan payments. The ALL is established and maintained at an amount sufficient to cover the estimated loss associated with the loan portfolio of the Company as of the date of determination. Credit losses arise not only from credit risk, but also from other risks inherent in the lending process including, but not limited to, collateral risk, operation risk, concentration risk and economic risk. As such, all related risks of lending are considered when assessing the adequacy of the ALL. On a quarterly basis, Management estimates the probable level of losses to determine when the allowance is adequate to absorb reasonably foreseeable, anticipated losses in the existing portfolio based on our past loan loss experience, known and inherent risk in the portfolio, adverse situations that may affect the borrowers’ ability to repay and the estimated value of any underlying collateral and current economic conditions. If there was a deterioration of any of the factors considered by Management in evaluating the ALL, the estimate of loss would be updated, and additional provisions for loan losses may be required. The analysis divides the portfolio into two segments: a pool analysis of loans based upon loss history by loan type and a specific reserve analysis for those loans considered impaired under generally accepted accounting principles. All credit relationships with an outstanding balance of $100,000 or greater are individually reviewed for impairment. All losses are charged to the ALL when the loss actually occurs or when a determination is made that a loss is likely to occur; recoveries are credited to the ALL at the time of receipt.
Employee Benefit Plans:
Employee benefit plan liabilities and pension costs are determined utilizing actuarially determined present value calculations. The valuation of the benefit obligation and net periodic expense is considered critical, as it requires Management and its actuaries to make estimates regarding the amount and timing of expected cash outflows including assumptions about mortality, expected service periods and the rate of compensation increases.

Exhibit C: Proposed Revised Disclosure of Appraisals (revisions underlined)
At each reporting period, the Company determines which loans are impaired. Accordingly, the Company’s impaired loans are reported at their estimated fair value on a non-recurring basis. An allowance for each impaired loan is calculated based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of its collateral. Most of the Company’s impaired loans are collateral-dependent. The fair value of the collateral for these loans is based on appraisals performed by third-party valuation specialists, comparable sales and other estimates of fair value obtained principally from independent sources such as the Multiple Listing Service or county tax assessors’ listings, adjusted for estimated selling costs. The Company has a Real Estate Appraisal Policy (the “Policy”) which is in compliance with the guidelines set forth in the “Interagency Appraisal and Evaluation Guidelines” which implement Title XI of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”). The Policy further requires that appraisals be in writing and conform to the Uniform Standards of Professional Appraisal Practice (“USPAP”). An appraisal prepared by a state-licensed or state-certified appraiser is required on all new loans secured by real estate in excess of $250,000. Loans secured by real estate in an amount of $250,000 or less, or that qualify for an exemption under FIRREA, must have a summary appraisal report or in-house evaluation, depending on the facts and circumstances. Factors including the assumptions and techniques utilized by the appraiser, which could result in a downward adjustment to the collateral value estimates indicated in the appraisal, are considered by the Company.
Changes in the general economy, or economy or real estate market in a particular geographic area or industry are reflected in the general reserve component of the allowance for loan losses.
Appraisals are generally considered to be valid for a period of at least twelve months. However, appraisals that are less than 12 months old may need to be adjusted.The criteria for determining whether an existing appraisal remains valid will vary depending upon the condition of the property, time, volatility of the local market and loan to value issues. Through the loan review process, suspected deterioration or downgrade of a loan might indicate that a new appraisal is needed. A decline in the credit quality or ability to repay of a borrower is the primary indicator for the need of an updated appraisal on the related collateral.
Management has determined that appraisals on impaired loans should be discounted to record the fair value of collateral. The discounts applied to those appraisals are the same as the loan to value percentages specified in the Company’s Loan Policy for new loans, supported by Management’s experience. Loan to value percentages are from 65% on unimproved real estate (a 35% discount), 70% - 75% on improved residential and commercial real estate (a 25% — 30% discount) and 80% on improved owner occupied residential real estate (a 20% discount). Every appraisal is discounted, as the Company does not make loans where the loan to value is 100%.
If the recorded investment in the impaired loan exceeds the measure of fair value of the collateral, a valuation allowance is recorded as a component of the allowance for loan losses.

Exhibit D: Proposed Revised Disclosure of Impaired Loans (revisions are underlined)
Form 10-K for the Fiscal Year Ended December 31, 2009
Financial Statements
Note A — Business and Summary of Significant Accounting Policies, Page 14
Loans
Generally, loans which become 90 days delinquent are reviewed relative to collectability. Unless such loans are in the process of terms revision to bring them to a current status or foreclosure in the process of collection, those loans deemed uncollectible are charged off against the allowance account. That portion of the loan, including an impaired loan, which is deemed uncollectible will be charged off against the allowance account as a partial charge off.
Note C – Loans, page 18
Impaired loans include nonaccrual loans which amounted to $22,005,748, $15,553,447 and $44,612 at December 31, 2009, 2008 and 2007, respectively. The total average recorded investment in impaired loans amounted to $25,551,787, $15,595,942 and $44,612 at December 31, 2009, 2008 and 2007, respectively. Impaired loans amounting to $6,852,271, $15,008,119 and $44,612 had a specific allowance of $1,739,250, $3,691,086 and $44,612 at December 31, 2009, 2008 and 2007, respectively. Impaired loans amounting to $15,153,474 and $545,328 did not have a specific allowance at December 31, 2009 and 2008, respectively. No material interest income was recognized on impaired loans for the years ended December 31, 2009, 2008 and 2007, respectively. The decrease in the ratio of specific reserves for loan losses on impaired loans at December 31, 2009 as compared with December 31, 2008 is due to partial charge offs of $5,366,049 on impaired loans during 2009 and the inclusion of a loan in the amount of $9,843,128 in impaired loans that does not have a specific allowance.